DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

39E

Heerlen (NL), 11 July 2008

DSM - Repurchase of shares and completion of Phase II (week 28)

Royal DSM N.V. has repurchased 534,797 of its own shares in the period from 3 July 2008 up to and including 8 July 2008 at an average price of EUR35.90. This is in accordance with the second phase of the share buyback program, announced on 5 May 2008. The consideration of this repurchase was EUR 19.2 million.

The total number of shares repurchased under the second phase of this program to date is 6,615,000 shares for a total consideration of EUR 250.0 million. As was announced in the press release of 5 May 2008 this concludes the second phase of the share buy-back program. During the remainder of 2008 no further shares will be bought back under this program.

The total program is planned for EUR 750 million. DSM will review the timing of the buy-back of the final EUR 250 million at the beginning of next year.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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dlw 7/24

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

40E Heerlen (NL), 11 July 2008

DSM acquires Valley Research to strengthen food enzymes activities

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the acquisition of the business and substantially all of the assets of Valley Research Inc. of South Bend Indiana, United States. Through this acquisition, DSM further reinforces its leading global position in food enzymes.

The acquisition has been finalized. Terms of the acquisition will not be disclosed now, as agreed between the parties.

Valley Research Inc., a privately held biotechnology company founded in 1984, offers a broad range of enzymes, supported by technical laboratories and excellent production facilities. Its products are used in dietary supplements, dairy, juices and wines.

DSM Valley Research, Inc. will become part of DSM Food Specialties, a global leader in ingredient solutions for the food and beverage industries. The market for bio-ingredients, including food enzymes, has shown continuous volume growth in recent years, driven by a growing demand for healthy nutrition such as low-salt and low-fat foods, food safety, convenience and the need for natural ingredients.

The acquisition of Valley Research enables DSM Food Specialties to strengthen its product portfolio, while at the same time the company can now offer regional blending and solution providing platforms to customers.

Stephan Tanda, member of the Managing Board of DSM, commented: *"Our sales in food enzymes have shown strong growth in recent years. It remains a very interesting growth area for DSM and is one of the ingredients in reaching our targets as set out in* Vision 2010 – Building on Strengths. *This acquisition of Valley Research will reinforce our leading global position in food enzymes and I expect Valley Research to generate additional value for our customers and shareholders"*

Art Sears, President of Valley Research said: *"By joining DSM, we are convinced we have chosen the best company to take our know-how and products to the next level, assuring uninterrupted service for our customers and a new platform for further growth".* After the acquisition Mr. Sears will stay involved with DSM Valley Research's food enzymes business as an advisor.

DSM Food Specialties' leading enzyme and fermentation technology, combined with its application knowledge, enables the company to develop enzymes that help customers to achieve their manufacturing goals. Enzymes can ensure cost savings and promote a more sustainable way of producing by improving processing efficiency, replacing physical and chemical treatments, reducing energy needs and using fewer raw materials.

"The food enzymes market is very important to DSM, and one in which we have a strong global position", says Alexander Wessels, Business Group Director of DSM Food Specialties. *"This acquisition is a valuable addition to our company and strengthens us in servicing our customers even better by offering regional blending and solution providing platforms. DSM Valley Research, Inc. will operate as a separate entity within DSM Food Specialties. This will guarantee continuation of superior services towards Valley Research customers, whilst in addition access is provided to the innovation strengths of DSM".*

Enzymes are biocatalysts used to help speed up or slow down chemical reactions that are contained in every living organism. They function as a natural catalyst for a biochemical reaction, without being changed or diminished. Enzymes are, for the most part, derived from fungal and bacterial organisms, with some products coming from plant sources, such as papaya or pineapple.

DSM Food Specialties
DSM Food Specialties is a leading producer of value-added ingredient solutions for the international food and beverage industries. From the first discovery in 1906 (Amylase) to the launch of Brewers Clarex™, 100 years of innovation has made DSM Food Specialties a leader in the formulation of new enzymes for the food industry. DSM Food Specialties' leading enzyme and fermentation technology is at the base of its leading global position in the food enzymes market. With 1,400 employees active in 25 locations worldwide, DSM Food Specialties is a truly global player. More information about DSM Food Specialties can be found at www.dsm-foodspecialties.com.

DSM - the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END